EXHIBIT 99.1

T 778.379.0040 F 604.688.2419 ir@levon.com Suite 500, 666 Burrard Street Vancouver, BC V6C 2X8

May 29, 2015	TSX Trading Symbol: LVN Berlin & Frankfurt: LO9 OTCQX: LVNVF

LEVON RESOURCES LTD. REMINDER OF SPECIAL MEETING AND UPDATE ON ANTICIPATED CLOSING TIMING

Levon Resources Ltd. ("Levon" or the "Company") reminds its shareholders and optionholders (collectively, the "Securityholders") of the special meeting of Securityholders being held on June 3, 2015 (the "Meeting") to approve the previously announced plan of arrangement (the "Arrangement") involving SciVac Ltd. ("SciVac"), Levon and 1027949 B.C. Ltd. ("Spinco"). Management encourages Securityholders unable to attend the Meeting in person to submit their proxies before the proxy cutoff deadline of 10:00 a.m. (PST) on June 1, 2015 in accordance with the instructions contained in Levon's May 1, 2015 management information circular respecting the Meeting.

Levon, SciVac and Spinco continue to work towards completion of the Arrangement and the satisfaction of the closing conditions in the arrangement agreement dated March 19, 2015 among Levon, SciVac and Spinco, which was filed on Levon's profile on SEDAR at www.sedar.com.  Completion of the Arrangement is now expected to take place in mid to late June, and Levon will issue an update once the closing date has been determined.

For information about the Arrangement, please see Levon's management information circular dated May 1, 2015 and Levon's press release dated March 20, 2015, both of which have been filed on Levon's profile on SEDAR at www.sedar.com.

About Levon Resources Ltd.

Levon is a gold and precious metals exploration Company, exploring the company's 100% owned flagship Cordero bulk tonnage silver, gold, zinc, and lead project near Hidalgo Del Parral, Chihuahua, Mexico.

For further information, contact Levon's Investor Relations directly at 604-682-2991 or the main office number at 778-379-0040.

ON BEHALF OF THE BOARD

"Ron Tremblay"
Ron Tremblay
President and Chief Executive Officer

1

Safe Harbour Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, include, but are not limited to, statements regarding the Meeting and the completion of the Arrangement and are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Neither the Toronto Stock Exchange ("TSX") nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.